PRICING SUPPLEMENT DATED JULY 27, 2005                                        Rule 424(b)(3)
--------------------------------------                                   File No. 333-122639
(To Prospectus Supplement and Prospectus dated February 25, 2005)
Pricing Supplement Number:  2460


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
            Inflation-Linked Notes Linked to the Performance of the
                   Consumer Price Index due August 17, 2015
                                 (the "Notes")
                                 ------------

     The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the accompanying Prospectus (which term includes the accompanying Prospectus Supplement). Information included in this Pricing Supplement supercedes information in the Prospectus to the extent it is different from the information included in the Prospectus.

     References in this Pricing Supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this Pricing Supplement and the accompanying Prospectus Supplement.



Aggregate Principal Amount.........     $5,000,000.

Stated Maturity Date...............     August 17, 2015.

Issue Price........................     $1,000 per Note.

Original Issue Date................     August 17, 2005.

Interest Calculation Type..........     Fixed Rate/Floating Rate Note.

                                        The Notes are a "Fixed Rate/Floating
                                        Rate Note", which means the Notes will
                                        initially bear interest at the Initial
                                        Interest Rate (as defined below)
                                        commencing on, and including, the
                                        Original Issue Date to, but not
                                        including, the first Interest Reset
                                        Date (as defined below). Commencing
                                        on, and including, the first Interest
                                        Reset Date, the Notes will bear
                                        interest at the rate determined by
                                        reference to the Floating Interest
                                        Rate Basis described below.

Day Count Convention...............     Interest will be calculated by
                                        multiplying the principal amount of
                                        the Notes by an interest factor. The
                                        interest factor during the period when
                                        the Notes bear interest at the Initial
                                        Interest Rate will be computed on the
                                        basis of a 360-day year of twelve
                                        30-day months. The interest factor
                                        during the period when the Notes bear
                                        interest at the rate determined by
                                        reference to the Floating Interest
                                        Rate Basis will be computed by
                                        dividing the interest rate applicable
                                        to each day by the actual number of
                                        days in the year.

Floating Interest Rate Basis.......     [(CPI(t) - CPI(t-12))/CPI(t-12)] x 1.5

                                        but will not be less than 0.00%.

                                        where:

                                        CPI(t) equals the value of the
                                        Consumer Price Index (as defined
                                        below) for the third calendar month
                                        prior to but not including the month
                                        in which the applicable Interest Reset
                                        Date occurs, and CPI(t-12) equals the
                                        value of the Consumer Price Index for
                                        the fifteenth calendar month prior to
                                        but not including the month in which
                                        the applicable Interest Reset Date
                                        occurs.

Spread Multiplier..................     Not Applicable.

Initial Interest Rate..............     8.00% per annum.

Maximum Interest Rate..............     None.

Minimum Interest Rate..............     For any interest period, 0.00% per
                                        annum.

Interest Payment Dates.............     Monthly, on the 17th day of each
                                        month, commencing September 17, 2005,
                                        and on the maturity date. If any
                                        Interest Payment Date falls on a day
                                        that is not a Business Day, payment
                                        will be made on the immediately
                                        succeeding Business Day and no
                                        interest will accrue as a result of
                                        the delayed payment.

Interest Reset Dates...............     Monthly, on the 17th day of each
                                        month, commencing August 17, 2006. If
                                        any Interest Reset Date is not a
                                        Business Day, the applicable Interest
                                        Reset Date will be postponed to the
                                        next succeeding Business Day.

Holder's Optional Redemption.......     None.

ML&Co.'s Optional Redemption.......     We may elect to call the Notes, in
                                        whole, or in part, for an amount equal
                                        to the Call Price (as defined below)
                                        beginning on August 17, 2006 and on
                                        each Interest Payment Date thereafter,
                                        through and including the maturity
                                        date (the day on which the call
                                        occurs, if any, being the "Call
                                        Date").

                                        The "Call Price" will equal $1,000 for
                                        each $1,000 principal amount of the
                                        Notes plus any accrued and unpaid
                                        interest to but excluding the Call
                                        Date.

                                        We may elect to call the Notes by
                                        giving notice to the Trustee at least
                                        30 calendar days prior to the Call
                                        Date. The notice to the Trustee will
                                        specify the Call Date. The Trustee
                                        will provide notice of the call
                                        election to the registered holders of
                                        the Notes, specifying the Call Date.
                                        While the Notes are held at the
                                        depositary, the registered holder will
                                        be the depositary, and the depositary
                                        will receive the notice of the call.
                                        So long as the depositary is the
                                        registered holder of the Notes, notice
                                        of our election to exercise the call
                                        option will be forwarded as more fully
                                        described in the accompanying
                                        Prospectus under "Description of Debt
                                        Securities--Depositary".

CUSIP Number.......................     59018YVU2

Form of Notes......................     Book-entry.

Denominations......................     We will issue and sell the Notes in
                                        denominations of $1,000 and integral
                                        multiples of $1,000 in excess thereof.

Trustee............................     JPMorgan Chase Bank, N.A.

Calculation Agent..................     Merrill Lynch Capital Services, Inc.

                                        All determinations made by the
                                        Calculation Agent, absent manifest
                                        error, will be conclusive for all
                                        purposes and binding on ML&Co. and
                                        beneficial owners of the Notes.

                                        All percentages resulting from any
                                        calculation on the Notes will be
                                        rounded to the nearest one
                                        hundred-thousandth of a percentage
                                        point, with five one-millionths of a
                                        percentage point rounded upwards,
                                        e.g., 9.876545% (or .09876545) would
                                        be rounded to 9.87655% (or .0987655).
                                        All dollar amounts used in or
                                        resulting from this calculation will
                                        be rounded to the nearest cent, with
                                        one-half cent being rounded upwards.

Proceeds to ML&Co..................     98% of the Aggregate Principal Amount.

Underwriter........................     Merrill Lynch, Pierce, Fenner & Smith
                                        Incorporated.

Underwriting Discount..............     2% of the Aggregate Principal Amount.

Business Day.......................     "Business Day" means any day other
                                        than a Saturday or Sunday that is not
                                        a day on which banking institutions in
                                        The City of New York are authorized or
                                        obligated by law, regulation or
                                        executive order to close.

                                 RISK FACTORS

     Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement, before deciding whether an investment in the Notes is suitable for you.


The Notes are subject to call before the maturity date

     We may elect to call the Notes in whole, or in part, for an amount equal to the Call Price, beginning on August 17, 2006 and on each Interest Payment Date thereafter, through and including the maturity date (the day on which the call occurs, if any, being the "Call Date") by giving notice to the Trustee of the Notes at least 30 calendar days prior to the Call Date. In the event that we elect to call the Notes, you will receive the principal amount of your Notes and will no longer have the benefit of further interest payments on the Notes.

Structure risks of Notes indexed to the Consumer Price Index

     The interest payable on the Notes while the Floating Interest Rate Basis is in effect is indexed to the performance of the Consumer Price Index over twelve month periods. As a result, the possibility exists that during the time the Floating Interest Rate Basis is in effect you could receive little or no interest on a given Interest Payment Date. The Consumer Price Index is likely to increase only slightly or decrease during periods of deflation or little or no inflation. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such events and their results. In recent years, values of certain indices such as the Consumer Price Index have been volatile and such volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.


                             CONSUMER PRICE INDEX

     The amount of interest payable on the Notes will be linked to changes in the Consumer Price Index. The "Consumer Price Index" for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100.0. The Consumer Price Index for any given month is published during the following month.

     The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

     The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If the relevant values for the Consumer Price Index are not available on Bloomberg page CPURNSA or on a successor page or successor service on or before any Interest Reset Date, such value will be determined in the sole discretion of the Calculation Agent.

     The following table sets forth the value of the Consumer Price Index from January 2000 to June 2005, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index is not necessarily indicative of future values.

---------------------------------------------------------------------------
                2000      2001      2002      2003      2004     2005
---------------------------------------------------------------------------
January        168.8     175.1     177.1     181.7     185.2    190.7
---------------------------------------------------------------------------
February       169.8     175.8     177.8     183.1     186.2    191.8
---------------------------------------------------------------------------
March          171.2     176.2     178.8     184.2     187.4    193.9
---------------------------------------------------------------------------
April          171.3     176.9     179.8     183.8     188.0    194.6
---------------------------------------------------------------------------
May            171.5     177.7     179.8     183.5     189.1    194.4
---------------------------------------------------------------------------
June           172.4     178.0     179.9     183.7     189.7    194.5
---------------------------------------------------------------------------
July           172.8     177.5     180.1     183.9     189.4
---------------------------------------------------------------------------
August         172.8     177.5     180.7     184.6     189.5
---------------------------------------------------------------------------
September      173.7     178.3     181.0     185.2     189.9
---------------------------------------------------------------------------
October        174.0     177.7     181.3     185.0     190.9
---------------------------------------------------------------------------
November       174.1     177.4     181.3     184.5     191.0
---------------------------------------------------------------------------
December       174.0     176.7     180.9     184.3     190.3
---------------------------------------------------------------------------

     To illustrate the Floating Interest Rate Basis applicable to the Notes, assuming August 17, 2005 were an Interest Reset Date, based on the historical information presented in the table above, the per annum interest rate applicable to the Notes until the next Interest Reset Date would have been 4.204125%, calculated as follows:

                         194.4 minus 189.1 = 5.3

                         5.3 divided by 189.1 = 2.802750%

                         2.802750% multiplied by 1.5 = 4.204125%

     In accordance with the formula used in determining the Floating Interest Rate Basis, the May 2005 and May 2004 values of the Consumer Price Index were used in the calculating the above example.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying Prospectus Supplement in the section entitled "United States Federal Income Taxation".

Classification of the Notes

     We have received an opinion from our counsel, Sidley Austin Brown & Wood LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the "CPDI Regulations").

Accrual of Interest on the Notes

     Pursuant to the CPDI Regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

     The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period occurring prior to and including the Stated Maturity Date of the Notes that equals:

     (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;
     (2)  divided by the number of days in the accrual period; and
     (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

     A Note's issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Notes.

     The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of (i) monthly fixed payments of interest calculated by reference to the Initial Interest Rate on each Interest Payment Date up to and including August 17, 2006, (ii) estimates of the monthly floating payments of interest calculated by reference to the Floating Interest Rate Basis on each Interest Payment Date occurring on or after September 17, 2006, and (iii) a payment on the Stated Maturity Date of the principal amount thereof. In addition, ML&Co. has determined that the comparable yield for the Notes is 4.49%, compounded monthly. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless a U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the "IRS"). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

     Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption of the Notes

     Generally, the sale, exchange or redemption of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or redemption and
(b) the U.S. Holder's adjusted tax basis in the Notes. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments (as defined above) previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year as of the date of the disposition). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying Prospectus Supplement.